

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2019

Rajeev Singh
Chief Executive Officer
Accolade, Inc.
1201 Third Avenue
Suite 1700
Seattle, WA 98101

> **Re: Accolade, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 5, 2019**
> **CIK No. 1481646**

Dear Mr. Singh:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 1

2. On page 1 you state: "Our goal is to build trusted relationships with our members that ultimately position us to deliver personalized recommendations and interventions." Please

clarify throughout the prospectus whether, through your employees, you provide healthcare services.

3. On page 2, where you refer to "spend bands" and "the engaged group," please clarify what these terms mean and provide greater context for their use.

4. To balance the summary, please disclose the outstanding balance of your debt.

5. Regarding your customer base, please disclose in the summary that your largest customer accounted for 35% of your revenue in fiscal 2019 and 45% in fiscal 2018. In addition, please identify this customer by name or tell us why you believe this information is not material to investors.

Summary Consolidated Financial and Other Data
Certain Non-GAAP Financial Measures, page 17

6. Please present the most directly comparable GAAP measure to each of the non-GAAP measures presented here and elsewhere in the filing. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

Risk Factors
We derive a significant portion of our revenue from our largest customers., page 18

7. Please disclose in this risk factor the name of your largest customer and note that customer accounted for 35% of your revenue in fiscal 2019 and 45% in fiscal 2018.

If our existing customers do not continue to renew their contracts...., page 29

8. Please describe what your renewal rate has been for each of your past two fiscal years. Also include a discussion of what you consider to qualify as a "renewal," particularly if a customer renews at a lesser rate or for lesser services.

Security breaches, loss of data, and other disruptions could compromise...., page 32

9. Please indicate here if you have suffered any security breaches to your technology platform or of your sensitive data.

Our amended and restated bylaws will provide ...., page 57

10. We note your disclosure that your exclusive forum provision in your to be adopted and filed amended bylaws "will not apply to any causes of action under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction." Please ensure that your amended bylaws clearly make that point.

Use of Proceeds, page 62

11. With respect to using proceeds to discharge indebtedness, please provide the information described in Instruction 4 to Item 504 of Regulation S-K.

Capitalization, page 64

12.   Please tell us why you believe it is appropriate and meaningful to exclude from the pro forma and pro forma as adjusted information here and elsewhere in the document share and dollar amounts associated with the common shares arising after February 28, 2019 noted in the last three bullets on page 66.

Our Business Model, page 72

13.   Please provide us with more detail regarding the equity relationship that you have with Humana, the nature and amount of Humana's interest in your company. In addition, please tell us why you believe this information is not material to investors.

Business Overview, page 90

14.   Please provide disclosure describing the steps you take to verify the educational and professional background of your Accolade Health Assistants and Clinicians. Also describe what level of disclosure these professionals provide to your members about their educational and professional background when such members are engaging with them.

Our Market Opportunity, page 99

15.   Please provide context for how much of the $24 billion market you believe you are able to address in the near term. In addition, for each of the Additional Employer Sponsor and Adjacent market opportunities that you identify, please clarify the extent and the degree to which you have been able to penetrate these markets, as well as the current significance of these markets to your business.

Certain Relationships and Related Party Transactions
Equity Financing, page 136

16.   Please indicate the exercise price for the warrants to purchase common stock you list in the chart on this page.

Choice of Forum, page 146

17.   Please clarify in this section, if true, that the choice of forum provision does not apply to any cause of action under the Securities Act.

Consolidated Balance Sheets, page F-3

18.   Please tell us and disclose what "due to customers" represents.

Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(j) Revenue and Deferred Revenue, page F-10

19.   You disclose you typically invoice the customer on a periodic basis for the per-member-per-month fee, including the fees related to the achievement of performance metrics and/or the realization of healthcare cost savings, in advance of the services performed, and these fees are classified as deferred revenue on the balance sheet until such time that revenue can be recognized. Please explain to us and disclose the periodic basis upon which invoices are rendered and when the revenue for such invoicing is recognized. Further, explain to us and disclose how the periodic invoicing basis relates to your pricing of services using a recurring per-member-per-month fee.

20.   You disclose your technology-enable solutions include a distinct performance obligation related to reporting.   Please clarify for us and in your disclosure what the "reporting" aspect represents, how revenue is determined for and allocated to it and how the performance obligation is satisfied.

21.   It appears the disclosure that you satisfy performance obligations over time and recognize revenue related to the services as the services are provided using a measure of progress based upon the actual number of members eligible for the service during the respective period as a percentage of the estimated members expected to be eligible for the service over the term of the contract applies only to your technology-enabled solutions. Please clarify whether or not this is true. In any event, explain to us and disclose why using a measure of progress is appropriate relative to your disclosure that you price your services using a recurring per-member-per month fee. If pricing upon which revenue is recognized using a measure of progress is based on other than a recurring per-member-per-month fee, please explain to us and disclose the basis.

22.   You state on page F-12 you typically invoice customers in advance of services performed. In light of this, please explain what your accounts receivable represents.

(11) Net Loss Per Share, page F-29

23.   Please tell us how you calculated the weighted-average number of shares used to compute net loss per common share for each period relative to the reported number of common shares outstanding at each respective year end.

(12) Commitments
(a) Leases, page F-31

24.   In regard to the "Assignment and Assumption of Lease" for the Pennsylvania office space, please clarify for us and in your disclosure whether your obligations of all future minimum lease payments were released by the lessor. In this regard, tell us and disclose your obligations if your subtenant were not to fulfill its obligations under the sublease

   agreement. In addition, tell us how you determined the amount of loss you recognized
   from the subleasing transaction.

   You may contact Keira Nakada at (202) 551-3659 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please
contact Eric Envall (202) 551-3234 at (202) 551-3234 or Dietrich King at (202) 551-8071 with
any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services